

January 6, 2014

Usec Rho
Senior Counsel and Director
BMO Financial Group
3 Times Square
New York, NY 10036

> **Re: Vaulted Gold Bullion Trust**
> **Draft Registration Statement on Form S-1**
> **Submitted December 10, 2013**
> **CIK No. 0001593812**

Dear Mr. Rho:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please revise the cover page of the registration statement to indicate whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. In addition, please remove the check box that references Rule 434.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4.   To the extent you intend to use a fact sheet, please provide us with a copy for our review.

5.   It appears that a number of Item requirements of Form S-1 are omitted from this registration statement. For example only, it does not appear that you have provided disclosure for Items 303, 401, 402 and other parts of Regulation S-K. Please provide the requested Items or tell us why the omitted Items are not applicable to you.

6.   Please include the required audited financial statements in your amended filing in accordance with Item 11(e) of Form S-1.

7.   In your amended filing, please revise to comply with Item 11(h) of Form S-1.

8.   We note that the redemption of receipts may be suspended for any reason. As you have not yet submitted your exhibits, please tell if the redemption aspect of the receipts is a term of the security.

Prospectus Cover Page

9.   Please clarify how the Bank of Montreal will "determine" the price in its discretion if such price "will equal" the spot price in the U.S. dollar intrabank market plus a sales fee.

10.   Please clarify where an investor could find the current price per receipt after your initial sale. Also, in the appropriate section, please describe where an investor would be able to review the U.S. dollar interbank spot price that will be used as a basis for your price.

11.   Please revise this page to include an explanation of your distribution arrangement with BMO Capital Markets Corp. We note your disclosure on page 49. Refer to Item 501(b)(8) of Regulation S-K.

Prospectus Summary, page 4

12.   You indicate that you will "hold a fixed quantity" and that you purchase a "fixed quantity" with the offering proceeds. Please tell us how those quantities are fixed if they will fluctuate as receipts are exchanged and sold.

Trustee and Trust Offices, page 6

13.   Please revise your disclosure to include the complete mailing address and telephone number of the trust. Refer to Item 503(b) of Regulation S-K.

Highlights of Gold Deposit Receipts, page 7

14.   Please balance your disclosure in the Rights relating to Gold Deposit Receipts section
        with disclosure pertaining to the significant limitations on the rights. For example, please
        include an affirmative statement that the Bank of Montreal will be under no obligation to
        repurchase gold bullion from receipt-holders and that the receipts have no voting or
        distribution rights. We note your disclosure to this effect on pages 33 and 38.

Risk Factors, page 13

15.   Please revise the subheading of one of your two risk factors discussing the possible
        suspension of redemptions to highlight the illiquid nature of your receipts.

16.   Please revise to include risk factor disclosure, if true, relating to both the trust's lack of an
        operating history and Bank of Montreal's lack of expereince in serving as an initial
        depositor for similar investment vehicles.

Bank of Montreal, the Mint and service providers . . ., page 17

17.   We note your disclosure that holders cannot be assured that Bank of Montreal or the Mint
        will maintain insurance with respect to the trust's gold bullion. Please clarify whether the
        trust's gold bullion will be insured and by whom.

The fees charged to holders may change, page 19

18.   Please expand upon your disclosure in this risk factor, or elsewhere, to address the risks
        that fees other than those associated with the redemption of the receipts, if any, may
        change.

About the Trust, page 22

19.   Please revise your disclosure on page 23 to accurately disclose the file number for Bank
        of Montreal's annual reports filed with us: 001-13354.

20.   Please expand upon your disclosure here or elsewhere to discuss the competition you will
        face from similar financial vehicles. Refer to Item 101(h)(4) of Regulation S-K.

Relationship Among the Parties, page 23

21.   Please revise your illustration on page 24 to disclose BMO Capital Markets Corp.'s
        relationship to the other entities. Please also describe the potential conflicts of interest, if
        any, among the various entities.

<u>The Gold Industry, page 26</u>

22.   Please provide us with support for the quantitative and qualitative business and industry data used here and elsewhere in the registration statement. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

<u>Custody of the Gold Bullion, page 34</u>

23.   Please clarify that the Gold Storage Agreement is governed by Canadian law, if true, and tell us if the agreement should be filed as an exhibit.

24.   Please expand upon your disclosure to provide an overview of the controls you have in place to ensure the safety of the gold bullion. For example, please disclose which entity will be responsible for verifying the amount of the gold bullion held in the account and how often such verifications will occur. In addition, please disclose whether your auditor will audit the assets of the trust in accordance with PCAOB standards.

<u>Physical Delivery, page 35</u>

25.   We note your disclosure that Bank of Montreal may engage a third party to supply and deliver the gold bullion to be delivered to a redeeming holder. Please expand upon your disclosure to explain whether such gold will meet the same quality specifications as the gold held by the trust and whether you have controls in place to ensure the quality.

26.   Please revise to disclose the current list of delivery states.

<u>Sale for Cash, page 36</u>

27.   We note your disclosure that the price at which Bank of Montreal will repurchase the gold will be based on the market price of the gold bullion. Please identify which market for gold that Bank of Montreal will use to determine this bid price for repurchasing gold.

<u>Trust Expenses, page 38</u>

28.   We note that Bank of Montreal will bear <u>certain</u> expenses of the trust. Since the listed items include "any expenses or liabilities," please clarify if there are trust expenses that are not borne by Bank of Montreal or reimbursed by the trust.

Termination of the Trust, page 41

29.   We note your disclosure that if a termination event occurs, the trustee will distribute the gold bullion to holders. Please reconcile this with your disclosure on page 15 that in the event of liquidation, the trust's gold bullion will be sold and the proceeds will be given to the receipt-holders. In addition, please provide an overview of the rights of the holders in the event of the liquidation of the trust.

Where You Can Find More Information, page 50

30.   Please revise your disclosure to state whether you will provide an annual report to receipt-holders, and to include all of the information required by Item 101(h)(5) of Regulation S-K.

Item 17. Undertakings, page II-2

31.   We note that part of the undertaking set forth at Item 512(h) of Regulation S-K is included on page II-2. Please provide the complete paragraph requested by 512(h) or advise.

Index to Exhibits, page II-8

32.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be filed as EDGAR correspondence. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

General

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/ corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel